

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 14, 2010

<u>**Via U.S. mail**</u>

Steven A. Subick
President
Sterilite Solutions, Corp.
41738 W. Hillman Drive
Maricopa, AZ 85239
Glassport, PA 15045

> **Re: Sterilite Solutions, Corp.**
> **Registration Statement on Form S-1**
> **Filed on: June 17, 2010**
> **File No.: 333-167607**

Dear Mr. Subick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that in the "Investor Relations" page in your website, www.sterilitesolutions.com, you make a statement about the filing of the registration statement with the Commission. We also note that at the beginning of your statement you reference Rule 433(e)(2) of Regulation C. Since you appear to fit the definition of an "ineligible issuer" (see Rule 405 of Regulation C), you would not be allowed to use free writing prospectuses (see Rule 164(e) of the Securities Act). Please provide us with a detailed analysis of why you believe that the communication in your website does not constitute an offer for purposes

of Section 5 of the Securities Act. For additional guidance please see Rule 134 of the Securities Act.

Calculation of Registration Fee

2. Please include appropriate footnote disclosure stating that the 68,000 shares of outstanding common stock are being offered for sale by the selling stockholder.

3. We note your "Prospectus (Subject to Completion)" reference. Please revise the legend to comply with the requirements of Item 501(b)(10) of Regulation S-K.

Prospectus Cover Page

4. Because there is currently no active trading market for your shares of common stock, please revise your cover page, summary of offering, selling stockholders and plan of distribution disclosures to provide that the selling stockholder will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board, and thereafter at the prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

5. We note your disclosure that the funds raised by the company will be placed "into a separate impound account-Sterilite Solutions Impound." We note similar disclosure in your Plan of Distribution and Terms of the Offering discussion on page 15. Please revise your disclosure here and throughout the registration statement to state that the funds in the separate account will be immediately available to you during the entire offering period. Please revise to delete or clearly explain the term "impound" as used in connection with this bank account. Please include appropriate risk factor disclosure alerting investors of the likelihood that they may not receive any of their subscription funds if the company fails to raise $60,000 in the offering.

6. You state that the funds raised in the offering may be subject to creditor claims. We note that you have filed as Exhibit 10.2 a waiver of claims by Donald Stoecklein who appears to be a creditor of the company. Please disclose the amount of creditor claims that are currently outstanding, and include appropriate risk factor disclosure related to such creditor claims and file any agreements with Mr. Stoecklein as exhibits.

Prospectus Summary, page 1

7. Please reconcile the apparent inconsistency between the statement in the third paragraph "We believe that our lack of significant expenses and our ability to commence marketing our product will generate revenues sufficient to support the limited costs associated with our initial ongoing operations for the next twelve months" and "We anticipate operating losses for at least the next 12 months."

Risk Factors, page 5

8. Please include a risk factor that addresses the risks related to your sole employee's lack of relevant experience related to your proposed business.

We are a development stage company organized in April 2010…, page 5

9. Please revise the heading of this risk factor to concisely identify the risks discussed.

We are significantly dependent on our officer and director…, page 5

10. Because this risk factor appears generic and applicable to any company in any industry, please revise to describe the particular risks you face.

We will require additional financing in order to implement our business plan…, page 7

11. Please address the risks related to your ability to continue as a going concern under a separate descriptive heading.

Selling Stockholders, page 14

12. Please describe the material relationship between you and the selling stockholder. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received by the selling stockholder. See Item 507 of Regulation S-K. If the selling stockholder received the shares pursuant to a written agreement, please tell us what consideration you have given to filing the agreement as an exhibit to the registration statement.

Plan of Distribution, page 15

13. Please revise your disclosure to correct the citation and refer to Rule 3a4-1(a) of the Exchange Act.

14. Please disclose in more detail the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Mr. Subick solicit the investors through direct mailings and/or through personal contact, how will he identify those who might have an interest in purchasing shares? Please provide us supplementally with copies of any materials that Mr. Subick intends to use in this regard.

15. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise

your disclosure to state that a prospectus supplement will be filed in these
circumstances.

Shares Offered by Selling Shareholders, page 16

16. We note your disclosure in the second paragraph on page 17 which intends for the
    term selling stockholders to include donees, pledges, transferees or other
    successors-in-interest. Please note that since you are not eligible to rely on Rule
    430B of Regulation C, you must file a post-effective amendment to add selling
    stockholders to a registration statement related to a specific transaction that was
    completed prior to the filing of the resale registration statement. Please revise
    your disclosure to clarify what types of successor selling stockholders you are
    referring to. For guidance, please see CDI #140.03 of Regulation S-K
    Compliance and Disclosure Interpretations found in our website at
    http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

17. Disclose the natural person(s) with voting and dispositive control over the shares
    offered by the Stoecklein Law Group.

Director, Executive Officers, Promoters and Control Persons, page 20

Duties, Responsibilities, Experience, page 20

18. Please revise your disclosure to identify the period of time Mr. Subick was
    employed by Sysco Arizona. To the extent that Mr. Subick continues to be a
    State Farm representative, so state.

Interest of Named Experts and Counsel, page 23

19. Please revise your disclosure to reflect that the opinion covering the shares being
    offered for sale by the selling stockholder will state that the shares "are" duly
    authorized, validly issued, fully paid and non-assessable.

Description of Business, page 24

General

20. In accordance with subparagraphs (iv); (v); (ix) and (xi) of Item 101(h)(4) of
    Regulation S-K, please disclose if material:
    o the company's competitive business conditions, your competitive position
      in the industry and methods of competition;
    o the sources and availability of the raw materials needed in the
      manufacturing of the products you intend to distribute, and the names of
      the principal suppliers;

  o   the effect that compliance with existing and probable government
      regulations may have on your business; and

  o   the costs and effects of compliance with federal, state and local
      environmental laws.

Overview, page 24

Business Development Summary, page 24

21. In the introductory paragraph you state that you were formed for purposes of
    "distributing and manufacturing" cleaning solutions. We note similar disclosure
    in your prospectus summary on page 1 where you also state that you intend to
    generate revenues "primarily from the manufacturing; distribution and sales of
    EPA and FDA approved cleaning solutions." It appears, however, that your
    initial operations will be focused solely on distributing products developed by
    Integrated Environmental Technologies, Ltd. Please revise your disclosures
    throughout the registration statement to describe your business plans accurately.
    To the extent that you do intend to start manufacturing of such cleaning solutions
    in the next 12 months, please describe the requirements and necessary equipment
    to start the manufacturing process, as well as the amount of funding needed. Your
    statement at the top of page 2 that you are unsure whether you will purchase the
    equipment for the manufacturing of the cleaning solution is ambiguous and does
    enable the investors to properly ascertain your business plans and the related
    risks.

22. Please disclose whether you have executed the distribution agreement with your
    supplier. Please file completed copies of all material agreements as exhibits to the
    registration statement. See Item 601(b)(10) of Regulation S-K.

Business of Issuer, page 25

23. Please provide brief background information about the business of Integrated
    Environmental Technologies, Ltd.

24. We note your disclosure on page 26 where you state that the characteristics of the
    products you intend to distribute are based upon the "extensive research done by
    IET." Please tell us to whom you attribute these statements. We may have
    additional comments following the review of your response.

Hard-Surface Disinfection Applications, page 26

25. Please revise your disclosure to provide the basis upon which you claim the
    superior qualities of EcaFlo® Anolyte compared to competitive products such as
    clorine. Please comply with this comment with respect to similar disclosure made
    in the second paragraph of the "Agricultural Applications" discussion on page 27.

Agricultural Applications, page 27

26. Please revise your disclosures to provide brief background information about the National Science Foundation and explain the significance of the D2 category registration.

Market and Revenue Generation, page 27

27. We note that you are offering for sale in your website a product called "Sterilite Solutions™". Please update your disclosures accordingly by also indicating whether you have started to recognize any revenues.

Employees, page 28

28. Considering Mr. Subick's employment experience set forth on page 20, please expand your disclosure to explain which specific skill and talent of Mr. Subick was instrumental in developing your business plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Plan of Operation, page 30
Summary of any product research and development that we will perform for the term of the plan, page 30

29. Please describe the type of "significant research" that you intend to perform in the near future.

Part II: Information not required in Prospectus

Undertakings

30. Please revise your disclosures to include the undertakings set forth in Item 512(a)(6) of Regulation S-K.

Exhibit 5 – Opinion of Stoecklein Law Group

31. In the introductory paragraph of the legal opinion, please have counsel revise its opinion to reflect that the Form S-1 has been filed with the Commission.

32. Since you are registering 68,000 shares which are currently outstanding and held by the selling stockholder, please have counsel revise its opinion to state that these shares are duly authorized, legally issued, fully paid, and non-assessable.

Exhibit 10.1 – Subscription Agreement

33. The representations specified in the subscription agreement requiring subscribers
to represent that they have read, and understand the Prospectus and can afford the
entire loss of the purchase price should be deleted, unless the representations are
included because of state law or other requirement. In that event, a copy of the
requirement should be furnished to us as supplemental information and the
subscription agreement must be revised to include a statement in a prominent
place informing the subscribers that by making such representations they have not
waived any right of action they may have under the applicable federal securities
laws.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking any
action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
in declaring the filing effective, does not relieve the company from its full
responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
as a defense in any proceeding initiated by the Commission or any person under
the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: *Stoecklein Law Group*
        via facsimile at (619) 704-0556